

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 22, 2017

<u>Via E-Mail</u>
Christopher J. Czarnecki
Chief Executive Officer
Broadstone Net Lease, Inc.
800 Clinton Square
Rochester, New York 14604

> **Re:** **Broadstone Net Lease, Inc.**
> **Form 10-12G**
> **Filed April 24, 2017**
> **File No. 000-55774**

Dear Mr. Czarnecki:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

2.   Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Item 1. Business, page 1

3.   We note your disclosure on page 2 regarding your total pre-tax return of 11.2% and approximate 6.3% annualized yield on the current Determined Share Value. Please explain to us how you calculate these return amounts, including whether these amounts include any return of capital, and how you determined it was appropriate to include these return amounts.

4.   Although we note your disclosure on page 6, please revise your disclosure to include a schedule of lease expirations for each of the ten years starting with the current year and which states the number of tenants whose leases will expire, the total area in square feet covered by the leases, the annual rent represented by the leases and the percentage of gross annual rent represented by the leases.

Our Properties and Investment Objectives

Underwriting Criteria, page 8

5.   We note your disclosure regarding your procedures for evaluating tenant creditworthiness. Please revise to disclose in greater detail how you monitor the creditworthiness of your net lease tenants on an ongoing basis and identify any material changes in tenant credit quality.

Determined Share Value, page 11

6.   We note your disclosure that your Determined Share Value is $79.00. Please provide us an analysis regarding your calculation of NAV and the Determined Share Value, including:

- the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor;

- a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

- the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

- the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties;

- a list of any prior period value estimates and the approximate date on which the next value estimate will be provided; and

- a list of any adjustments made to NAV as determined using valuation definitions and methodologies prescribed by ASC Topic to arrive at the Determined Share Value. Your response should include the amount of any adjustment made by management and an explanation as to why management felt the adjustment was necessary.

Share Redemptions, page 12

7. We note your share redemption disclosure on pages 12 and 88. Please disclose the source of cash used to fund redemption requests.

Item 1A. Risk Factors

Risks Related To Conflicts of Interest, page 23

8. We note your disclosure in this section and beginning on page 76 regarding conflicts arising out of allocation of personnel time to your activities and allocation of investment opportunities between you and investment vehicles affiliated with your Manager or Asset Manager. Please revise your disclosure to discuss any other real estate programs in which your Manager or Asset Manager, their affiliates, and/or your executive officers are involved, including the size of the competing programs.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

9. Please include a more detailed discussion of leasing activity during the periods presented, including the amount of new leases and renewed leases executed, the amount of leases

that were not renewed, and leasing costs, including tenant improvement costs and leasing commissions, as applicable.

10.   Please revise to discuss the relationship between distributions paid, including any amounts reinvested through the DRIP, and cash flow from operations for the reporting period and last fiscal year and the relationship between the total distributions paid since inception, including any amounts reinvested through the DRIP, and cumulative earnings or cash flow from operations. In addition, please disclose the source of any shortfall. Alternatively, tell us why you believe this disclosure is not material.

Contractual Obligations, page 42

11.   Please adjust your table to include total amounts for each maturity period presented. Reference is made to Item 303(a)(5) of Regulation S-K.

Net Income and Non-GAAP Measures (FFO, AFFO, and O-AFFO), page 48

12.   In calculating O-AFFO, we note that you deduct amounts for amortization of lease intangibles. Please revise your definition of O-AFFO to clarify that your reference to "transaction costs associated with acquiring real estate subject to existing leases" includes the amortization of lease intangibles.

Item 7. Certain Relationships and Related Transactions and Director Independence

Our Relationship with the Asset Manager, page 71

13.   We note your disclosure on page 73 that you will reimburse your Asset Manager for certain expenses. Please briefly clarify the types of expenses that you will reimburse and whether these reimbursements include personnel costs of the Asset Manager or Manager.

Item 15. Financial Statements and Exhibits, page 98

14.   We note that certain of the material agreements filed pursuant to Item 601(b)(10) of Regulation S-K have omitted schedules and exhibits. For example, exhibits 10.5, 10.12 and 10.17 reference a number of schedules and exhibits that are not included. Please file the complete agreements as required by Item 601(b)(10) or tell us why you believe the omitted schedules and exhibits are not required to be filed.

Financial Statements

Acquisitions, page F-21

15.   Please tell us whether any of the properties acquired in 2016 or 2015 are significant at the 10% or higher level in accordance with Rule 3-14 of Regulation S-X. In your response,

please clarify for us whether any of the property acquisitions shown in the tables on page F-21 and F-22 would be considered related for purposes of applying the significance test under Rule 3-14.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter, McPhun, Staff Accountant, at (202) 551-3581 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Aaron C. Hendricson, Alston & Bird LLP